UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                      TRANSPORTATION LOGISTICS INT'L, INC.
  ---------------------------------------------------------------------------
                             (Name of Issuer)

                                  COMMON STOCK
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                       (Title of Class of Securities)

                                  75405N
                          -----------------------
                              (CUSIP Number)

                        Kevin Waltzer and Lisa Waltzer'
                            c/o Andrew Farber, Esq.
                            Hausman and Farber, PA,
                              20283 State Road 7,
                        Suite 300, Boca Raton, FL 33498
                                 (561) 883-8111
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2004
           -------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and Five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.                         SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kevin Waltzer and Lisa Waltzer
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      US
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                  7     SOLE VOTING POWER

                        See Item 5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See Item 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               See Item 5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See Item 5
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
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14    TYPE OF REPORTING PERSON*

      Kevin Waltzer IN

      Lisa Waltzer  IN
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INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. indentification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group, Do not include the name of a person required to be indentified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with othr persons but does not affirm the existenc of a group, please check row 2(b) (unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b).)

(3)   The 3rd row is for SEC internal use; please leave blank.

Item 1. Security of Issuer

The securities to which this statement relates is the no par value common stock of Transportation Logistics Int'l, Inc. (the "Company"). The principal executive offices of the Company are located at 136 Freeway Drive East, East Orange, NJ 07018.

Item 2. Identity and Background

This statement is filed by Kevin Waltzer and Lisa Waltzer, husband and wife. Mr. and Mrs. Waltzer reside at 17 Larkspur Lane, Newtown, PA 18904 and are citizens of the United States. Mr. Waltzer is an investor and consultant employed by Galt Ventures, Inc. Mrs. Waltzer is currently a housewife.

Neither Mr. nor Mrs. Waltzer have been a party to any criminal proceedings during the last five years. Neither Mr. nor Mrs. Waltzer have been a party to any civil or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. and Mrs. Waltzer utilized their personal funds in connection with the acquisition of the securities reported in this Schedule.

Item 4. Purpose of Transaction

The securities reported herein were acquired for investment purposes only and intend to dispose of the same in a manner consistent with their investment objectives. Mr. and Mrs. Waltzer have no current plan or proposal which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Company. Other than the disposition of the securities described herein, in a manner consistent with their investment objectives, Mr. and Mrs. Waltzer have no current plan or proposal which relate to or would result in the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its securities;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotations system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) The aggregate number of common shares of the Company beneficially owned by Mr. and Mrs. Waltzer is 8,439,000, of which 5,984,000 are held in the name of Kevin Waltzer and 2,455,000 are held in the name of Lisa Waltzer. Based upon a review of the Company's Form 10-QSB filed with the US Securities and Exchange Commission on May 17, 2004, the aggregate holdings of Mr. and Mrs. Walter represent approximately 21.3% of the issued and outstanding common shares of the Company. The shares held in the name of Kevin Waltzer represent approximately 15.1% of the Company's issued and outstanding common shares and the shares held in the name of Lisa Waltzer represent approximately 6.2% of the Company's issued and outstanding common shares.

      (b) Kevin Waltzer has sole voting power and sole dispositive power with respect to 5,984,000 common shares held in the name of Kevin Waltzer and Lisa Waltzer and Kevin Waltzer have shares voting power and shared dispositive power with respect to 2,455,000 common shares held in the name of Lisa Waltzer.

      (c) The acquisition of the Company's common shares by Kevin Waltzer was effected in 59 open market transactions from May 28, 2004 through June 15, 2004 at prices ranging from $.102 per share through $.325 per share. The acquisition of the Company's common shares by Lisa Waltzer was effected in 35 open market transactions from May 26, 2004 through June 10, 2004 at prices ranging from $.09 per share through $.245 per share.

      (d) Not applicable

      (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

      None

Item 7. Material to Be Filed as Exhibits

      None

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement are true, complete and correct.

Dated: June 30, 2004

                                        /s/ Kevin Waltzer
                                        ----------------------------------------
                                        Kevin Waltzer


                                        /s/ Lisa Waltzer
                                        ----------------------------------------
                                        Lisa Waltzer